Weil, Gotshal & Manges LLP 201 REDWOOD SHORES PARKWAY REDWOOD SHORES, CA 94065	AUSTIN BOSTON BRUSSELS BUDAPEST DALLAS FRANKFURT HOUSTON LONDON MIAMI MUNICH NEW YORK PARIS PRAGUE SHANGHAI SINGAPORE WARSAW WASHINGTON, D.C.
December 9, 2004

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Abby Adams, Esq.

Re:	Getty Images, Inc.
Amendment No. 2 to Registration Statement on
Form S-4
File No. 333-120122

Dear Ms. Adams:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced registration statement on Form S-4 (the “Form S-4”) of Getty Images, Inc. (the “Company”) in the letter dated December 7, 2004 (the “Comment Letter”) addressed to the undersigned.

On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 3 to the Form S-4 (the “Amendment”) that is being filed today by the Company with the SEC. The first response below relates to the comment set forth in the Comment Letter, the text of which is copied below in italics for your reference. In addition, the second response below relates to the comment that you communicated by telephone to Kyle Krpata of this firm on December 9, 2004. All page numbers referenced in this letter refer to the page numbers contained in the Amendment.

Form S-4

Material United States Federal Income Tax Consequences, page 66

1.	We note your response to comment 6 and the revised disclosure which states that this section is counsel’s opinion; however, the language which follows in this section does not state an opinion of counsel. For example, to the extent the tax consequences are uncertain, revise the disclosure to state what counsel believes the tax consequences “should” be. For example, the statement, “Based on the advice of our counsel, we intend to take the position that. . . .” is not appropriate. Also eliminate the term “should” from the last paragraph of this section.

The requested revisions have been made to the section entitled “Material United States Federal Income Tax Consequences” beginning on page 66. In addition, conforming revisions have been made to the sections entitled “Summary – the Exchange Offer – Taxation” beginning on page 4 and “Risk Factors – Risks Related to the New Debentures and the Exchange Offer” beginning on page 23.

2.	Per your telephone conversation with Kyle Krpata on December 9, 2004, we hereby confirm that the following paragraph in the section entitled “Material United States Federal Income Tax Consequences” on page 67 is not material to the exchange offer:

“If at any time we increase the conversion rate in the new debentures - for example as a result of any cash dividend or similar distribution pursuant to the conversion rate adjustment provisions contained in the new debentures - the increase may be deemed to be the payment of a taxable dividend to the holders of the new debentures.”

* * * *

Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (650) 802-3020 or Kyle Krpata at (650) 802-3093.

Best Regards,

/s/ CRAIG W. ADAS

Craig W. Adas, Esq.